Exhibit 4.8

AMENDMENT NO. 7 TO THE ORIGINAL GRID NOTE AGREEMENT

This Amendment No. 7 (this “Amendment”) is made and entered into as of November 1, 2025 (the “Amendment Effective Date”), by and between Invea Therapeutics, Inc., a Delaware corporation (the “Payor”), and InveniAI LLC, a Delaware limited liability company (the “Payee”), and amends that certain Original Grid Note Agreement, dated November 24, 2021, as previously amended on April 14, 2023, October 12, 2023, October 20, 2023, January 8, 2024, July 1, 2024, and July 30, 2024 (collectively, the “Note”).

RECITALS

WHEREAS, the Payor and Payee desire to amend the Note to (i) increase the maximum borrowing capacity available thereunder and (ii) modify the timing and conversion of certain outstanding obligations;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the parties agree as follows:

1. Amendments to the Note

(a) Amendment to First Paragraph of the Note

The first paragraph of the Note is hereby deleted in its entirety and replaced with the following:

“The maximum principal amount available to be borrowed by Payor from Payee under this Note shall not exceed Nine Million Five Hundred Thousand Dollars ($9,500,000) outstanding at any one time, subject to the terms and conditions of this Note. Advances made after the Amendment Effective Date shall be evidenced by this Note and shall be aggregated with all prior borrowings for all purposes hereunder.”

(b) Amendment to Third Paragraph of the Note

The third paragraph of the Note is hereby deleted in its entirety and replaced with the following:

“$1,800,000 of the principal amount of this Note shall be due and payable on the earlier of

(i) December 31, 2026, or (ii) the completion of an initial public offering by the Payor resulting in aggregate gross proceeds of at least $20,000,000.

The remaining unpaid balance of $8,223,665.12 outstanding as of the Amendment Effective Date, together with any additional advances or borrowings made under this Note after the Amendment Effective Date (up to the maximum principal amount of $9,500,000), shall be allowed to automatically convert into shares of the Payor’s common stock at a price per share equal to the price paid per share by investors in the next Qualified Financing Event, whether such event is an initial public offering or a private financing, unless earlier repaid.

For the avoidance of doubt, all additional borrowings and accrued interest under this Note after the Amendment Effective Date shall be aggregated with the outstanding balance and treated as part of the amount eligible for conversion under this paragraph.

In the event such remaining balance (inclusive of any additional advances) is not converted pursuant to the foregoing, the unconverted principal and accrued interest shall become due and payable in full on or before June 30, 2027.”

2. No Other Amendments or Waivers

Except as expressly set forth herein, all other terms and provisions of the Note shall remain unchanged and in full force and effect. References to “this Note” shall hereafter mean the Note as amended by this Amendment.

3. Counterparts

This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart by electronic means (including PDF or other electronic signature) shall be deemed effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Amendment Effective Date.

PAYOR:

Invea Therapeutics, Inc.

By:	/s/Michael Aiello
Name:	Michael Aiello
Title:	Chief Financial Officer

PAYEE:

InveniAI LLC

By:	/s/ Krishnan Nandabalan
Name:	Krishnan Nandabalan
Title:	President and Chief Executive Officer